Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262094

Supplement No. 1, Dated April 20, 2022

(to the Proxy Statement/Prospectus/Consent Solicitation dated April 8, 2022)

SUPPLEMENT TO

PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION FOR THE SPECIAL MEETING
OF STOCKHOLDERS OF ARCHIMEDES TECH SPAC PARTNERS CO.

PROSPECTUS FOR UP TO 222,000,000 CLASS A COMMON STOCK AND 42,000,000
CLASS B COMMON STOCK OF SOUNDHOUND, INC.

This Supplement No. 1, dated April 20, 2022 (this “Supplement”), updates and supplements the proxy statement/prospectus/consent solicitation dated April 8, 2022 (the “Proxy Statement/Prospectus/Consent Solicitation”) of Archimedes Tech SPAC Partners Co. (“ATSP”) with information relating to (1) a new Subscription Agreement in the PIPE Investment, (2) an amendment to the Lock-Up Period pursuant to an Amended Lock-Up Agreement with the Chief Executive Officer of SoundHound Inc. (“SoundHound”) (3) ATSP engaging Cantor Fitzgerald & Co. (“CF&CO”), Wedbush Securities Inc. (Wedbush”), and Northland Securities, Inc. (“Northland”), as capital markets advisors, and (4) ATSP engaging IB CAPITAL LLC (“IB CAP”) as financial advisor and marketing agent. ATSP filed the Proxy Statement/Prospectus/Consent Solicitation with the U.S. Securities and Exchange Commission (“SEC”) as part of a Registration Statement on Form S-4 (Registration No. 333-262094).

This Supplement is being filed by the Company with the SEC to supplement certain information contained in the Proxy Statement/Prospectus/Consent Solicitation. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus/Consent Solicitation remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus/Consent Solicitation.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus/Consent Solicitation, including any supplements and amendments thereto.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus/Consent Solicitation and all accompanying annexes. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 40 of the Proxy Statement/Prospectus/Consent Solicitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus/consent solicitation. Any representation to the contrary is a criminal offense.

This supplement to the  Proxy Statement/Prospectus/Consent Solicitation is dated April 20, 2022.

Subscription Agreement.

On April 9, 2022, ATSP entered into a subscription agreement (“New Subscription Agreement”) with an accredited investor (the “New Subscriber”) pursuant to which the New Subscriber agreed to purchase, and ATSP agreed to sell, 200,000 shares of Class A Common Stock at a purchase price of $10.00 per share for gross proceeds of $2,000,000.

As previously reported, in connection with the execution of the Merger Agreement, ATSP entered into Subscription Agreements with certain accredited investors (the “Subscribers”) pursuant to which the Subscribers agreed to purchase, and ATSP agreed to sell, an aggregate of 11,100,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and aggregate gross proceeds of $111,000,000 in a PIPE investment. With the New Subscription Agreement, the PIPE Investment increased to an aggregate of 11,300,000 shares of Class A Common Stock and aggregate gross proceeds of $113,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the Merger and related transactions contemplated by the Merger Agreement.

Amendment to Lock-Up Agreement.

On April 14, 2022, ATSP amended the Lock-Up Agreement (the “Amendment”) previously entered into with the chief executive officer of SoundHound, Keyvan Mohajer, to extend the Lock-Up Period applicable to Mr. Mohajer from six months to one year from the date of the closing of the Business Combination. As previously reported, pursuant to Lock-Up Agreements entered into between ATSP and certain key SoundHound stockholders, including Mr. Mohajer, such holders agreed not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock and Class B Common Stock (collectively, “Common Stock”) held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the lock-up period, the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii), during the applicable lock-up period. No terms of the original Lock-Up Agreement were amended in connection with the Amendment other than the extension of the Lock-Up Period applicable to Mr. Mohajer.

Capital Markets Advisory Agreements.

On April 9, 2022, ATSP entered into an agreement to engage Northland to serve as a capital markets advisor in connection with the Business Combination. ATSP agreed to an advisory fee in the amount of $500,000 payable to Northland upon the closing of the Business Combination, plus expenses. In addition to the advisory fee, ATSP agreed to consider awarding, at ATSP’s sole discretion, a discretionary fee to Northland in an amount not to exceed 2% of the balance of the funds in the Trust Account remaining after the closing.

On April 9, 2022, ATSP entered into an agreement to engage Wedbush to act as ATSP’s strategic financial advisor in connection with the Business Combination. ATSP agreed to pay Wedbush a fee in the amount of $750,000, with $500,000 payable no later than ten days after the close of the Business Combination and the remaining $250,000 payable in six monthly installments of $41,666.66 with each installment starting the first month after the close.

On April 18, 2022, ATSP entered into an agreement to engage CF&CO to act as ATSP’s capital markets advisor in connection with the Business Combination. ATSP agreed to an advisory fee in the amount of $750,000 payable to CF&CO upon the closing of the Business Combination, plus expenses.

Financial Advisory and Marketing Agreement.

On April 13, 2022, ATSP entered into an agreement to engage IB CAP to act as ATSP’s financial advisor and marketing agent in connection with the Business Combination. ATSP agreed to a fee in the amount of $550,000 payable to IB CAP upon the closing of the Business Combination. An affiliate of IB CAP acted as a “qualified independent underwriter” and co-manager in ATSP’s initial public offering.